Mail Stop 3561

September 21, 2007

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

   Re: **Vail Resorts, Inc.**
     File No. 001-09614
     Form 10-K: For the Fiscal Year Ended July 31, 2006
     Form 10-Q: For the Period Ended October 31, 2006
     Form 10-Q: For the Period Ended January 31, 2007
     Form 10-Q: For the Period Ended April 30, 2007

Dear Mr. Jones:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Michael Fay
        Branch Chief